Issuer Free Writing Prospectus dated June 17, 2014

(Relating to Preliminary Prospectus dated June 5, 2014)

Filed Pursuant to Rule 433

Registration Statement No. 333-195678

CENTURY COMMUNITIES, INC.

FREE WRITING PROSPECTUS

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

Century Communities, Inc. (the “Issuer”) has filed a Registration Statement on Form S-1 (File No. 333-195678), as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The following free writing prospectus supplements, updates or supersedes certain information contained in the Issuer’s preliminary prospectus dated June 5, 2014 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement and should be read in conjunction with the Preliminary Prospectus. Defined terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Prospectus.

Before you invest, you should read the Preliminary Prospectus and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) FBR Capital Markets & Co. toll free at (800) 846-5050, (ii) J.P. Morgan Securities LLC toll free at (866) 803-9204, or (iii) Deutsche Bank Securities Inc. toll free at (800) 503-4611.

The capitalization table set forth under “Capitalization” on page 53 of the Preliminary Prospectus beginning immediately below the second paragraph on page 53 of the Preliminary Prospectus is hereby replaced in its entirety with the following capitalization table to update for a small amount of additional offering expenses previously not reflected in the capitalization table:

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands except per share amounts)
Cash	$185,134	$20,134	$109,462
Debt:

Total debt	$100,500	$102,000	$102,000
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized and 17,256,824 shares issued and outstanding, actual; 100,000,000 shares authorized and 21,256,824 shares issued and outstanding, as adjusted	173	173	213
Preferred Stock, $0.01 par value per share, 50,000,000 shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—	—
Additional paid-in capital	263,278	263,278	352,566
Retained earnings	11,769	11,769	11,769

Total equity	275,220	275,220	364,548

Total capitalization	$375,720	$377,220	$466,548

(1)	The number of outstanding shares includes 181,824 shares of restricted stock issued under our 2013 Long-Term Incentive Plan as of March 31, 2014 (which does not reflect 197,430 shares of restricted stock issued under our 2013 Long-Term Incentive Plan after March 31, 2014 and 1,667 unvested shares of restricted stock which were forfeited and returned to our 2013 Long-Term Incentive Plan after March 31, 2014). In addition, the number of outstanding shares does not include: (a) 868,176 shares of our common stock reserved for issuance in connection with awards under our 2013 Long-Term Incentive Plan as of March 31, 2014 (which does not reflect 796,000 additional shares of our common stock that were authorized for issuance in connection with awards under our 2013 Long-Term Incentive Plan by our board of directors and by our stockholders on May 23, 2014, 1,667 unvested shares of restricted stock which were forfeited and returned to our 2013 Long-Term Incentive Plan after March 31, 2014, and 197,430 shares of restricted stock issued under our 2013 Long-Term Incentive Plan after March 31, 2014), and (b) up to 672,000 shares of our common stock that the underwriters have an option to purchase at the offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus to cover over-allotments. See “Shares Eligible for Future Sale—2013 Long-Term Incentive Plan” for information regarding the number of shares of our common stock currently issued and available under our 2013 Long-Term Incentive Plan.

The disclosure set forth under “Dilution” on page 54 of the Preliminary Prospectus is hereby replaced in its entirety with the following disclosure and tables to update for the exclusion of goodwill and certain other intangible assets incurred in connection with the LVLH Acquisition in the calculation of pro forma net tangible book value, which is used for purposes of calculating dilution:

DILUTION

Purchasers of shares of our common stock will experience an immediate and substantial dilution in net tangible book value per share of their shares of common stock from the assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The difference between the per share offering price paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Pro forma net tangible book value per share is determined by dividing (i) our pro forma net tangible book value, which is our actual total tangible assets less total liabilities, adjusted for the LVLH Acquisition, by (ii) the number of outstanding shares of our common stock.

As of March 31, 2014, our pro forma net tangible book value was approximately $252.9 million, or approximately $14.65 per share of our common stock. After giving effect to (i) the sale of 4,000,000 shares of our common stock in this offering, at an assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) the receipt by us of the net proceeds of this offering, and (iii) the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $342.2 million, or approximately $16.10 per share of our common stock, representing an immediate increase in net tangible book value of approximately $1.45 per share of our common stock to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $8.40 per share of our common stock.

If the underwriters exercise in full their over-allotment option to purchase 672,000 additional shares of our common stock, dilution per share to new investors would be approximately $8.20 based on the assumptions set forth above.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Initial offering price per share		$24.50
Pro forma net tangible book value per share as of March 31, 2014	$14.65
Increase in net tangible book value per share attributable to purchasers in this offering	$1.45
Pro forma as adjusted net tangible book value per share immediately after this offering		$16.10
Dilution in pro forma as adjusted net tangible book value per share to purchasers in this offering		$8.40

The pro forma as adjusted net tangible book value per share immediately after this offering:

Numerator:
Pro forma net tangible book value as of March 31, 2014	$252,863
Net proceeds of this offering(1)	$89,328

Total pro forma as adjusted net tangible book value immediately after this offering	$342,191

Denominator:
Shares of our common stock outstanding as of March 31, 2014(2)	17,256,824
Shares of our common stock being sold in this offering	4,000,000

Total shares of our common stock	21,256,824

(1)	Assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock.
(2)	Includes 480,000 shares of our common stock which the selling stockholders are selling in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share immediately after this offering by $0.18 per share and the dilution in pro forma as adjusted net tangible book value per share to purchasers in this offering by $0.82 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share immediately after this offering and the dilution in pro forma as adjusted net tangible book value per share to purchasers in this offering by $0.51 and $0.49, respectively, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share immediately after this offering and the dilution in pro forma as adjusted net tangible book value per share to purchasers in this offering by $0.47 and $0.53, respectively, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table sets forth, as of March 31, 2014, on the pro forma as adjusted basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by purchasers in this offering, before deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, at an assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing Stockholders(1)	17,256,824	81.2%	$271,460,114	73.5%	$15.73
Purchasers in this Offering from Us	4,000,000	18.8	98,000,000	26.5	24.50

Total	21,256,824	100.0%	$369,460,114	100.0%	$17.38

(1)	Includes 480,000 shares of our common stock which the selling stockholders are selling in this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by our existing stockholders to be reduced to 16,776,824 shares, or approximately 78.9% of the total number of shares of our common stock outstanding after this offering.

If the underwriters’ over-allotment option to purchase additional shares of our common stock is exercised in full, the following will occur:

•	the number of shares of our common stock held by purchasers in this offering will increase to 4,672,000 shares, or approximately 21.3% of the total number of shares of our common stock outstanding; and

•	the pro forma as adjusted net tangible book value per share immediately after this offering would increase by $0.20 per share and the immediate dilution in pro forma as adjusted net tangible book value per share to purchasers in this offering would increase by $0.20 per share.